SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
February 19th, 2006
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): Not Applicable.

Signature
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated February 19th, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Exhibit 99.1
18 December 2006
Share Consolidation of 10 SCOR shares into 1 new share to take place on 3 January 2007
The Annual General Meeting held on 16 May 2006 approved the consolidation of 10 SCOR shares into 1 new share and decided that the period in which old shares could be exchanged for new shares would begin two weeks after the announcement of the share consolidation in the Bulletin des Annonces légales obligatoires (French official bulletin of legal notices). Applying this decision, the Board of Directors’ meeting held on 7 November 2006 asked the Chairman and CEO to implement the consolidation. Denis Kessler, Chairman and CEO of the Company, decided on 15 December 2006 that the notice of share consolidation will be published in the Bulletin des Annonces légales obligatoires on 18 December 2006. Thus, the share consolidation will take place on 3 January 2007, the date on which the new SCOR shares will be listed.
SCOR affirms that this share consolidation aims to enable the Company to regain a share price that is more in line with market standards, as well as reducing share intrinsic volatility caused by the current share value. This operation will have no effect on either the amount of the Company’s share capital or the value of SCOR shareholder portfolios
The terms and conditions of this transaction are as follows:
•	Exchange basis: 10 old shares for 1 new share

•	Number of old shares to be consolidated: 1,184,051,084 shares with a nominal value of EUR 0.78769723 each

•	Number of new shares to follow consolidation: 118,405,108 with a nominal value of EUR 7.8769723 each
In view of the existence of various kinds of securities giving access to the company’s share capital, the exact number of old shares to be consolidated and the exact number of new shares following consolidation will be fixed by the Chairman and Chief Executive Officer on 2 January 2007.
Securities listing on which the old shares to be consolidated are listed: Eurolist B Euronext Paris
•	ISIN Code of shares to be consolidated: FR0000130304

•	ISIN Code of consolidated shares will be communicated at a later date via a press release on the SCOR website and on the website of the Autorité des Marchés Financiers, as well as via a Euronext notice.
The consolidation will be conducted in accordance with official requirements, with automatic conversion by the financial intermediaries for each block of 10 old shares. Shareholders whose old shares do not correspond to a whole number of new shares will themselves be responsible for trading their fractional shares as appropriate and should contact Société Générale GSSI/GIS/BAO to exchange their old shares.
After a period of two years following the beginning of the consolidation, new shares that have not been claimed by the entitled parties will be sold on the market and the net income from such sale will be transferred to each financial intermediary on the basis of their remaining old shares recorded at this date, in order to indemnify the shareholders concerned. In those cases where it is impossible to indemnify the entitled parties concerned, the funds will available to them in a frozen account opened in SCOR’s name and held for 10 years at a credit institution whose name will be communicated at a later date by means of a financial notice published in a widely circulated financial newspaper, in accordance with the law and with a press released published on the SCOR website and the website of the Autorité des Marchés Financiers.
2007 Communications Timetable

2006 Annual Turnover	14 February 2007
2007 Renewals (excluding Japan, Korea, India)	28 February 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events, trends, projects or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are identified in particular by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding some risks and uncertainties is set forth in the current financial report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are asked not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or any other circumstance.

Exhibit 99.2
21 December 2006
SCOR has successfully sponsored a new EUR 120 million catastrophe bond
SCOR has successfully sponsored a new catastrophe bond (“CAT Bond”). On December 21, 2006, SCOR entered into a multi-year property catastrophe retrocession agreement with Atlas Reinsurance III p.l.c. (“Atlas III”). Atlas III is a special purpose reinsurance company incorporated under the laws of Ireland in order to provide EUR 120 million of additional reinsurance coverage for SCOR and its affiliates.
The retrocession agreement is fully funded by proceeds received by Atlas III from the issuance of this CAT Bond, already fully purchased in a private placement to institutional investors.
This CAT Bond provides coverage for second and subsequent Europe Windstorm or Japan Earthquake events, calculated on a modelled-loss basis for the risk period from January 1, 2007 to December 31, 2009.
In the context of the current retrocession market, SCOR considers this CAT Bond to be a cost-effective and highly secure financial mechanism which provides additional protection for the Group. The CAT Bond also enhances the diversification of the Group’s sources of retrocession and increases the visibility of its retrocession program over a period of three years.
SCOR sponsored its first and second CAT bonds in 2000 and 2001.
Goldman Sachs acted as the bookrunner and lead manager for the transaction.
2007 Communications Timetable

2006 Annual Turnover 2007 Renewals (excluding Japan, Korea, India)	14 February 2007 28 February 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events, trends, projects or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are identified in particular by words or phrases such as “anticipate”, “assume”,“believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding some risks and uncertainties is set forth in the current financial report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are asked not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or any other circumstance.

Exhibit 99.3
29 January 2007
Pre-tax technical cost of EUR 25 to 30 million for Storm Kyrill of 18 & 19 January 2007
The SCOR group estimates the pre-tax technical cost of storm “Kyrill” at between EUR 25 and 30 million for all of the Group’s branches and the markets concerned.
The overall estimate of these costs is based on information that is as yet preliminary, emanating for the most part from SCOR Global P&C clients on the German market, as well as on a dozen or so other markets including Austria, Belgium, France, the Netherlands, Poland, the Czech Republic, the United Kingdom, Scandinavia and Switzerland. The losses incurred on the German market represent around 75% of the estimated amount of technical charges linked to this storm.
The damage caused by “Kyrill” is characterised by a large number of small losses, mainly affecting individual insurance and commercial risks. SCOR Global P&C’s Business Solutions division, which specialises in large industrial risks, did not record any significant losses.
2007 Communications Timetable

2006 Annual Turnover	14 February 2007
2006 Annual Results	04 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events, trends, projects or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are identified in particular by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding some risks and uncertainties is set forth in the current financial report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are asked not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or any other circumstance.

Exhibit 99.4
9 February 2007
SCOR decides to expand into the field of Retakaful reinsurance
Denis Kessler, Chairman and Chief Executive Officer of the Group, announced today in Singapore that the Monetary Authority of Singapore (MAS) has authorised SCOR Asia-Pacific to apply to the Labuan Offshore Financial Services Authority (LOFSA) for an extension to the licence of SCOR Asia-Pacific’s non-life branch in Labuan (Malaysia), in order to underwrite Retakaful reinsurance contracts complying with the principles of Islamic finance.
SCOR operates in Asia-Pacific out of its subsidiary SCOR Asia-Pacific in Singapore, attached to which is a network of subsidiaries and branches covering the entire region. This network was completed in 2000 with the opening of a branch in Labuan. This branch will be the base for the development of the Group’s Retakaful activities in Asia.
The SCOR Group has a long history on the Far-East Islamic markets and already counts Takaful insurance companies amongst its clients.
SCOR believes that the demand for Takaful reinsurance has high growth potential, particularly in Asia and in the Middle East where the Group has strong positions and the ambition of further development.
A Retakaful licence in Labuan will enable the Group to offer reinsurance solutions tailor-made to the needs of its Takaful clients, under the principles of Islamic finance.
2007 Communications Timetable

2006 Annual Turnover	14 February 2007
2006 Annual Results	04 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events, trends, projects or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are identified in particular by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and“could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding some risks and uncertainties is set forth in the current financial report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are asked not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or any other circumstance.

Exhibit 99.5
12 February 2007
SCOR records an increase of around 10% in worldwide premium income for
 Non-Life reinsurance renewed at 1 January 2007
Significant Factors
•	The renewals were fully in keeping with SCOR’s underwriting policy, which is characterised by its discipline and selectiveness

•	In a competitive environment, where terms & conditions were nevertheless kept at satisfactory levels, the renewals took place in accordance with the underwriting plan

•	SCOR benefited from the successive rating upgrades to an “A” level during the second half and has largely recovered its shares of business lost in 2002-2003

•	On renewable business for the three non-life divisions (Treaty, Specialties and Business Solutions), gross written premium volume recorded an increase of around 10% at constant exchange rates compared to 2006

•	SCOR is expanding across practically all of the markets in the Europe zone, particularly in the United Kingdom and Scandinavia. The zone was up by around 7% in the average

•	Group business up for renewal in the Asia zone increased by around 22%

•	The three mainly Treaty-based Specialties (Credit & Surety, Inherent Defects and Agricultural Risks) were up by around 18%
SCOR’s 1 January 2007 renewals were highly satisfactory in an environment that remains favourable. Renewed business was up by around 10% at constant exchange rates. SCOR’s position on the reinsurance markets has been strengthened by this renewal campaign.
1. The 1 January 2007 renewals were fully in keeping with SCOR’s underwriting policy, which is characterised by its discipline and selectiveness
Property & Casualty reinsurance renewals at 1 January 2007 were conducted in full accordance with the underwriting plan set in June 2006 and adhered to the underwriting rules and profitability criteria fixed by the Group. SCOR Global P&C’s underwriting plan was drawn up market by market and branch by branch, in order to achieve optimal capital allocation. The plan was then adjusted in accordance with market tendencies, loss experience and the evolving needs of cedants. It should be noted that major claims activity in 2006 was limited.
Underwriting during this 2007 campaign was conducted with the help of the Matrix model, which ensures a pricing level that respects the return on the capital involved, in accordance with the Group’s objectives.
The 2007 renewals will henceforth be presented in accordance with the organisational structure of SCOR Global P&C, the operational division combining all of the Group’s property & casualty business. SCOR Global P&C is structured as follows :
(i)	Property & Casualty reinsurance business is based around three main Business Units : Treaty, Specialties and Business Solutions (Facultatives).
(ii)	“Specialties” incorporates Credit & Surety, Inherent Defects, Space & Aviation and Agricultural Risks.
(iii)	The “Americas” zone now incorporates Latin America, Central America, Mexico, the Caribbean, the United States and Canada.
In Life reinsurance, SCOR Global Life underwrites business throughout the year and the concept of renewals at 1 January does not apply.

2. The environment remains favourable
The market environment has been marked by satisfactory conditions of cover and pricing. On the whole the renewals proceeded in accordance with the Group’s expectations, as set out in the underwriting plan. The basic trends shaping the development of the Non-Life reinsurance markets are as follows:
(i)	Cedant retention levels are rising, notably due to the pressure of their budgetary constraints.

(ii)	The choice of reinsurance is moving towards non-proportional cover.

(iii)	Purchase of cover is becoming centralised with the concentration of the primary insurance sector.
These structural trends have primarily reduced the volume of reinsurance premiums on the market, made the reinsurance market more competitive and favoured those reinsurers paying the most attention to the specific needs of cedants.
Faced with these developments, SCOR has ensured that its underwriting conditions are maintained and respected. Thus, the Group has not renewed certain treaties representing a total of around 3 to 4% of the renewable premium volume, because these treaties did not meet underwriting conditions, or did not correspond to the level of profitability set out in the annual underwriting plan.
3. Renewed business at 1 January 2007 was up by around 10% at constant exchange rates
Renewals of overall renewable business at 1 January within SCOR Global P&C’s three Non-Life Business Units (Treaty, Specialties and Business Solutions) were up by around 10% compared to 1 January 2006. This satisfactory increase, which is in line with the Group’s objectives, is due to four factors:
(i)	The Group is continuing to consolidate commercial positions with its existing clients very distinctly, albeit at a much slower pace than in 2006. The increase in SCOR’s premiums during these renewals is indeed due, as in 2006, to the recovery of shares of business that had been reduced during previous years.
(ii)	The upgrade of the Group’s rating to an “A” level of solvency by AM Best, Moody’s and Fitch during the second half of 2006, the rating upgrade by S&P in 2005 having already made an impact during the previous renewal campaign.
(iii)	The reinforcement of SCOR Global P&C’s underwriting teams in 2006, particularly in the Specialties.
(iv)	The mobilisation of the underwriting teams in the search for new clients (155 new or regained clients, i.e. an increase of around 15% in the number of Treaty and Specialties clients and a premium volume generated in the range of 8% of the total renewable premium).
3.1 “Treaty” Business Unit :
The increase in the “Treaty” BU’s business at the 1 January renewals is estimated at around 9%.
3.2 “Specialties” Business Unit :
The three mainly Treaty-based Specialties, which were largely up for renewal on 1 January (Credit & Surety, Inherent Defects and Agricultural Risks), have seen an overall increase of around 18%.
In the “Treaty” and “Specialties” Business Units, around 80% of portfolios were up for renewal. At the end of this campaign, SCOR estimates a gross written premium volume at 1 January 2007 of around EUR 1.2 billion, representing an increase of around 10% at constant exchange rates compared to the 2006 renewals.
3.3 “Business Solutions” Business Unit:
In 2006, the renewable Business Solutions portfolio represented 68% of the total premiums on this Business Unit’s portfolio. At the end of 2006, 33% of renewable premiums were up for renewal. At constant exchange rates, the volume of premiums written during the renewal period was up by around 10%.
The trends observed on the renewed Business Solutions portfolio can be summed up in 3 points.
(i)	In property & casualty, for US risks exposed to hurricanes, conditions of cover imposed after hurricanes Katrina, Rita and Wilma have been maintained and the level of capacity offered remains limited compared to demand. SCOR has maintained its underwriting policy, which excludes the underwriting of pure “Cat” risks on these markets and is therefore only exposed to such risks in a limited way through Property policies.
(ii)	In property & casualty outside the US, decreases in rates (rather than premiums) were generally moderate and less than 10%, although sharper on very large accounts. Rates on more specialised segments (such as Energy and Mining) were nevertheless more stable. In general, the deductible and retention levels of policyholders remained firm.
(iii)	In liability excluding the more exposed activities, like pharmaceuticals, there has been a decrease of between 5 and 15% depending on risk profile.

The end of year renewals, along with the trends anticipated on renewable and non-renewable contracts for the rest of the year, give rise to an anticipated premium income for the Business Solutions Business Unit of around EUR 400 million in 2007, up by around 10% compared to 2006.
4. SCOR expands its Treaty and Specialties business across the vast majority of markets in the “Europe” zone
In Europe, the Group’s reference market, SCOR recorded an increase of around 7% in premium volume in Treaty and Specialties. The significant points regarding these renewals are as follows:
(i)	SCOR’s business has increased in all countries in the Europe zone, with the exception of Belgium, Spain and Portugal.
(ii)	SCOR has regained numerous lead underwriting positions and played a deciding role in quoting and setting terms and conditions
Geographically, the significant points in the “Europe” zone concern:
(i)	France: over the past two years, SCOR has regained numerous lead underwriting positions along with its price-making ability on this market. The Group estimates gross written premiums on 1 January 2007 at around EUR 220 million on the French market, representing an increase of around 10%.
(ii)	UK and Scandinavia: SCOR’s positions have seen a remarkable increase, with business up by around 20% and 23% respectively on these markets that are particularly sensitive to the rating level.
5. The “Americas” zone, up by around 30%, has benefited from the dynamism of Latin America and Specialties
Business is up by around 30% in Treaty and Specialties across the whole of the “Americas” zone. This increase is due to three major factors:
(i)	The strong contribution made by the new underwriting team based in Miami, which is responsible for the Caribbean, Mexican, Central and Latin American markets.
(ii)	In the United States, renewals also take place on 1 July. At 1 January, 55% of the Treaty portfolio (excluding Specialties) was up for renewal and, in limited volumes, business was up by around 24% (excluding Specialties).
(iii)	Business expansion in Canada has been very satisfactory, with an increase of around 13%.
Across the whole zone, the increase in business was particularly supported by the development in Agricultural Risk Specialty underwriting linked to the arrival of a new dedicated team in 2006.
6. The “Asia-Pacific” zone, a priority zone for the Group, was up by around 22% at 1 January 2007
The 1 January renewals in “Asia-Pacific” involved all of the countries in the zone except Japan, Korea and India, whose renewals will take place on 1 April.
30% of the portfolio for this zone, a priority development zone for the Group, was up for renewal. The Treaty and Specialties portfolio up for renewal at 1 January increased by around 22%, with a significant further development in China consistent with SCOR’s recently obtained reinsurance licence.
7. The dynamism of the Middle Eastern markets has supported the underwriting increase of around 17% in the “Africa and the Middle East” zone
70% of the “Africa and the Middle East” zone portfolio was up for renewal at 1 January 2007. Treaty and Specialties’ business across the zone was up by around 17%.
*
* *

Estimated evolution of P&C Treaty business at 01/01/2007 (in EUR millions)

Gross written premiums (1/1/2006)	1,072

New clients (including share recoveries)	+84
Increase in premiums	+41
Increase in shares	+34
New business (incl. re-underwritten business)	+73

Cancellations and restructuring	-124

Gross written premiums (1/1/2007)	1,179
The success of the 1 January 2007 renewals campaign together with the positive outlook on the business environment for the rest of the year, lead the Group to anticipate total gross written premium in line with the underwriting plan in the EUR 1.9 to 1.95 billion range for its Non-Life operations in 2007.
Denis Kessler, SCOR Chairman and Chief Executive Officer, said:
“The underlying trends of the property & casualty reinsurance markets have been confirmed: cedant retention levels are continuing to increase, their reinsurance budgets are more restricted and their reinsurance choices are evolving towards non-proportional cover. The purchase of cover continues to become concentrated and centralised. In this competitive reinsurance environment, where overall conditions nevertheless remain favourable, SCOR’s performance is all the more remarkable. It demonstrates the successful completion of two years spent re-conquering its business positions, which have been obtained thanks to the Group’s repositioning as well as the dynamism of its teams. SCOR has therefore demonstrated the solidity of its client base, which enables it to implement an underwriting policy based on cedant services and technical profitability.”
2007 Communications Timetable

2006 Annual Turnover	14 February 2007
2006 Annual Results	04 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events, trends, projects or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are identified in particular by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding some risks and uncertainties is set forth in the current financial report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are asked not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or any other circumstance.

12 February 2007
Exhibit 99.6
SCOR GLOBAL P&C 2006 Premiums:
EUR 1 753 Million
During today’s 1 January 2007 renewals conference call, Chairman and Chief Executive Officer, Mr. Denis Kessler, announced the SCOR Global P&C Premiums for the year 2006. The gross premiums written by SCOR Global P&C (Treaties, Business Solutions and Specialties) in 2006 were EUR 1 753 Million, an increase of 26.7% compared to 2005.
Breakdown of premiums by business line:
(in EUR millions, under IFRS)

	2005	2006	Variation
Non-Life Reinsurance	1 383	1 753	+26,7%
Of which Treaties	879	1 140	+ 29,7%
Of which Business Solutions	301	374	+ 24,3%
Of which Specialties	203	239	+ 17,7%
The overall 2006 SCOR Group premiums, including the Life reinsurance business, for the year 2006, will be published on February 14th, 2007.
2007 Communications Timetable

2006 Annual Turnover	14 February 2007
2006 Annual Results	04 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events, trends, projects or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are identified in particular by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding some risks and uncertainties is set forth in the current financial report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are asked not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or any other circumstance.

14 February 2007
Exhibit 99.7
2006 Annual Turnover SCOR + Revios Pro Forma:
EUR 4 057 Million at current exchange rates
The SCOR Group acquired the Revios Group on the 21st of November 2006. The following figures present (1) the figures for the SCOR Group on a like-for-like basis compared to the 31st of December 2005 (excluding Revios) and those of Revios and (2) the turnover of the new Group thus formed, on a Pro Forma basis, defined as the addition of the respective 2006 turnovers of the two entities.
For the year 2006, the gross premiums written by the SCOR Group on a like-for-like basis compared to the 31st of December 2005 amounted to EUR 2 794 Million, an increase of 16.1% compared to 2005 at current exchange rates.
For the year 2006, the gross premiums written by the Revios Group amounted to EUR 1 263 Million, an increase of 1.7% compared to 2005 at current exchange rates.
For the year 2006, the gross premiums written by the SCOR and Revios Groups, on a Pro Forma basis defined as the addition of the respective 2006 turnovers of the two entities, amounted to EUR 4 057 Million:
•	Of which EUR 1 754 Million for Non Life reinsurance, an increase of 26.8% compared to 2005 at current exchange rates

•	Of which EUR 2 303 Million for Life reinsurance, an increase of 1.6% compared to 2005 at current exchange rates.
*
* *
For information, the turnover of SCOR for the year 2006 including Revios just for the time period extending from the 21st of November 2006 (legal acquisition date) to the 31st of December 2006 amounted to EUR 2 935 Million.
Breakdown of premium income by line of business, SCOR + Revios Pro Forma:
(in EUR Million, at current exchange rates, under IFRS)

SCOR	2005	2006	Variation

Non-Life Reinsurance	1 383	1 754	+26.8%
of which Treaties	879	1 140	+ 29.7%
of which Business Solutions	301	374	+ 24.3%
of which Specialties	203	240	+ 18.2%

Life Reinsurance	2 266	2 303	+ 1.6%

of which SCOR Vie	1 024	1 040	+ 1.6%
of which Revios	1 242	1 263	+ 1.7%

TOTAL	3 649	4 057	+ 11.2%

Geographic breakdown of Non Life turnover:
(in EUR Million, at current exchange rates, under IFRS)

SCOR Global P&C	2005	%	2006	%

Europe	777	56%	1 025	58%
Americas	286	21%	323	18%
of which USA	141	10%	147	8%
of which Canada	77	6%	84	5%
of which Caribbean and Latin America	69	5%	92	5%
Asia — Pacific	184	13%	220	13%
Rest of World	136	10%	186	11%

TOTAL	1 383	100%	1 754	100%

Geographic breakdown of SCOR Vie turnover:
(in EUR Million, at current exchange rates, under IFRS)

SCOR Vie	2005	%	2006	%

Europe	565	55%	590	57%
Americas	393	39%	382	36%
Asia — Pacific	44	4%	39	4%
Rest of World	22	2%	29	3%

TOTAL	1 024	100%	1 040	100%

Geographic breakdown of Revios turnover:
(in EUR Million, at current exchange rates, under IFRS)

Revios	2005	%	2006	%

Europe	857	69%	873	69%
Americas	331	27%	333	26%
Asia — Pacific	40	3%	44	4%
Rest of World	14	1%	13	1%

TOTAL	1 242	100%	1 263	100%

Geographic breakdown of SCOR Vie + Revios Pro-Forma turnover:
(in EUR Million, at current exchange rates, under IFRS)

SCOR Global Life	2005	%	2006	%

Europe	1 422	63%	1 463	63%
Americas	724	32%	715	31%
Asia — Pacific	84	4%	83	4%
Rest of World	36	1%	42	2%

TOTAL	2 266	100%	2 303	100%

Geographic breakdown of total turnover, SCOR + Revios Pro-Forma :

(in EUR Million, at current exchange rates, under IFRS)

SCOR	2005	%	2006	%

Europe	2 199	60%	2 488	61%
Americas	1 010	28%	1 038	26%
Asia — Pacific	268	7%	303	7%
Rest of World	172	5%	228	6%

TOTAL	3 649	100%	4 057	100%

2007 Communications Timetable

2006 Annual Results	04 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events, trends, projects or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are identified in particular by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding some risks and uncertainties is set forth in the current financial report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are asked not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or any other circumstance.